Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED
2004 JUN 24 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 21 June 2004

04030968

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Interbrew

PRESS RELEASE

Interbrew strengthens market leadership in Chinese Zhejiang province

Brussels, 21 June 2004

Interbrew is pleased to announce that it has acquired a 70% controlling interest in Zhejiang Shiliang Brewery Company Ltd., located in the Yangtze Delta for a consideration of USD 53.2 million. This transaction strengthens Interbrew's number one position in Zhejiang Province where, pursuant to this transaction, the company will have a market share of close to 50%. The transaction is expected to close during the summer of 2004.

Interbrew currently has six breweries and one bottling center in Zhejiang Province, representing operations in Ningbo, Zhoushan, Wenzhou, Yandangshan, Pingyang, Jinhua and Yuyao. This Zhejiang Shiliang Brewery Company Ltd. transaction clearly solidifies Interbrew's number one position in this Chinese province with 47 million inhabitants. With a strong local brand, *Red Shiliang*, an excellent distribution network, a very experienced local management and a good geographic fit, Zhejiang Shiliang Brewery Company Ltd. will integrate very well with Interbrew's existing operations in Zhejiang province.

This transaction was completed at an EV/EBITDA multiple of 11.6. On an EPS before goodwill amortization basis the acquisition will make an accretive contribution to Interbrew's EPS from year one.

"With this acquisition Interbrew has reinforced its leading position in Zhejiang by adding over 2m hl sales volume to its current operations in the province." says Patrice Thys, President Interbrew Asia Pacific Zone. *"Zhejiang, one of the wealthiest provinces in East China, is a key platform for advancing our strategy of being a leading player in China's beer industry."*

Zhejiang Shiliang Brewery Company Ltd.'s General Manager, Mr. Qiu Jiangsheng says, *"Zhejiang Shiliang Brewery Company Ltd. is very pleased to have reached agreement with Interbrew, the world's major brewery group, with respect to this transaction. By combining our own strength in the brewery operation and Interbrew's technical, management and financial capacitates, Zhejiang Shiliang Brewery Company Ltd. can further enhance its competitiveness and achieve better development in the future."*

Interbrew

Interbrew is the second largest brewer in China. With this new acquisition, the company will have a production capacity of 30 m hectolitres, a market share of over 10% and 17 breweries. It has operations in the Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong provinces. The company has been active in China since 1984, providing the transfer of technical and brewing know-how to various Chinese brewing companies, including the Zhujiang Brewery in Guangzhou and the Five Star Brewery in Beijing. In 1997, Interbrew entered the Chinese beer market as an operator with the acquisition of the Nanjing and Jingling Breweries. In 2002, it acquired a 24 per cent share in the Zhujiang Joint Stock Company, China's fifth largest and most profitable brewer on a per-tonne basis, and a 70 per cent stake in K.K. Group's brewing business, based in Zhejiang Province. In 2004, Interbrew acquired the China brewery activities of the Lion Group of Malaysia, providing Interbrew China with leading market positions in the six provinces where it is present. Interbrew's longstanding interaction with its Chinese partners has provided the company with strong local relationships and a good understanding of the Chinese beer market.

Interbrew's consolidated controlled subsidiaries in China have realized a double-digit organic volume increase in the first quarter of 2004, versus the same period in 2003.

ING Investment Banking advised Interbrew on this transaction and Jones Day acted as the legal counsel to Interbrew.

Visit our web site www.interbrew.com for more information on this transaction

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com